United States securities and exchange commission logo





                            July 26, 2022

       Liu Jia
       Chief Financial Officer
       Recon Technology, Ltd
       Room 601, 1 Shui   an South Street
       Chaoyang District, Beijing, 100012
       People   s Republic of China

                                                        Re: Recon Technology,
Ltd
                                                            Amendment No. 5 to
Registration Statement on Form F-3
                                                            Filed July 15, 2022
                                                            File No. 333-257806

       Dear Ms. Jia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2022 letter.

       Amendment No. 5 to Registration Statement Form F-3 filed on July 15,
2022

       Prospectus Summary, page 4

   1. We understand from the revised disclosure that you provided on page 12, in response to prior comment one, that
the functional currency of Recon Technology, Ltd. is the US
                                                        Dollar, while the
functional currency of the PRC entities is the RMB, and that the intercompany
receivable/payable is denominated in US Dollars.

                                                        Given that the PRC
entities have a US Dollar denominated monetary liability of RMB
                                                        174,467,603 as of
December 31, 2021, as reported in the tabulation on page 15, please further revise your
disclosure to clarify how changes in the RMB/US Dollar exchange rate
 Liu Jia
Recon Technology, Ltd
July 26, 2022
Page 2
       are reflected in the columns associated with the PRC entities.

       For example, based on your disclosure stating "Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements
       [and] Cash in the VIEs are expected to be retained for business growth and operation," it appears that you would be following the guidance in FASB ASC 830-20-35-3(b), with the effects recorded as a cumulative translation adjustment in equity.

       Given that you are reporting amounts associated with Recon Technology Ltd. in RMB, which is not its functional currency, we also understand that you would be following the guidance in FASB ASC 830-30-45-12, in presenting these parent company amounts in the tabulations on pages 15 and 16.

       Please quantify the amount of the cumulative transaction adjustments for the PRC entities and the parent company, as reported in your consolidating schedules. Exhibits

2.     Please obtain and file an updated auditor   s consent with an amendment
to your
       registration statement to comply with Item 601 of Regulation S-K.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameLiu Jia
                                                            Division of
Corporation Finance
Comapany NameRecon Technology, Ltd
                                                            Office of Energy &
Transportation
July 26, 2022 Page 2
cc:       Anthony W. Basch
FirstName LastName